Exhibit 99.2

INNEOVA Holdings Limited Strengthens Engineering Capabilities and Accelerates Growth in Sustainable Solutions with the Acquisition of INNEOVA Engineering Pte. Ltd.

SINGAPORE, April 30, 2025 (GlobeNewswire) – INNEOVA Holdings Limited (Nasdaq: INEO, “INNEOVA Holdings” or the “Company” or the “Group”), a leading Singapore-based provider of high-quality Original Equipment Manufacturer (“OEM”), third-party branded and in-house branded replacement parts for motor vehicles and non-vehicle combustion engines, today announced that it has completed the acquisition of INNEOVA Engineering Pte. Ltd. (“INNEOVA Engineering”), a Singapore-based engineering solutions provider.

This strategic acquisition represents a significant milestone in INNEOVA Holdings’ transformation strategy, following the Company’s recent corporate rebranding from SAG Holdings Limited to INNEOVA Holdings Limited. The acquisition strengthens the Company’s commitment to scaling its engineering capabilities, expanding into green technologies, and delivering innovative, high-impact solutions across on- and off-highway industries.

The acquisition of INNEOVA Engineering is expected to significantly extend INNEOVA Holdings’ capabilities beyond its existing divisions—INNEOVA Automotive and INNEOVA Industrial—which currently specialize in the distribution of on-highway and off-highway spare parts, consumables, and combustion engines. With the addition of INNEOVA Engineering, the Group is now positioned to accelerate its diversification into offering a comprehensive, full-chain solution—from critical components supply to customized engineering and systems integration. This strategic expansion allows INNEOVA Holdings to serve a broader spectrum of industries with deeper, end-to-end value creation. With these three pillars working in synergy, INNEOVA Holdings is ready to drive meaningful progress in electrification, energy efficiency, and system lifecycle analysis for our customers worldwide.”

The acquisition, which constituted a related party transaction, received shareholder approval at the Company’s Extraordinary General Meeting (EGM) on March 31, 2025, alongside the approval of the Company’s name change. The transaction was thoroughly reviewed by a special committee of the Company’s Audit Committee members, supported by an independent financial adviser’s valuation report.

INNEOVA Holdings reported revenues of $59.5 million for the financial year ended December 31, 2023, with a balanced revenue mix between its On-Highway Business (45.1%) and Off-Highway Business (54.8%). Integrating INNEOVA Engineering is expected to create significant synergies and expand the Company’s service offerings, particularly in engineering solutions and sustainable technologies.

This acquisition builds upon the Company’s successful expansion into the life science environmental sector in 2019, where it has been working with government hospitals to supply, install, and maintain indoor air filtration systems. With INNEOVA Engineering’s additional expertise, the Company believes it is well-positioned to capitalize on the growing demand for sustainable engineering solutions.

About INNEOVA Engineering

INNEOVA Engineering Pte. Ltd. is a Singapore-based provider of turnkey engineering solutions for key sectors, including transport, healthcare, defense, utilities, and facility management. Renowned for its innovation and sustainability focus, the Company delivers integrated services—such as cooling and flow management systems and fleet maintenance—that improve energy efficiency, optimize performance, and extend asset life. As demand for resilient infrastructure grows, INNEOVA Engineering is well-positioned to drive long-term value through smarter, more sustainable operations.

About INNEOVA Holdings

INNEOVA Holdings (formerly known as SAG Holdings Limited) is a leading Singapore-based provider of high-quality Original Equipment Manufacturer (“OEM”), third-party branded, and in-house branded replacement parts for motor vehicles and non-vehicle combustion engines.

On-Highway Division: We provide an extensive range of genuine OEM and aftermarket parts for passenger vehicles, trucks, and buses. Our offerings include parts from manufacturers’ brands, trusted third-party labels, and our in-house brands.

Off-Highway Division: Catering to industries like construction, marine, power generation, mining, and transportation, we offer specialized spare parts focusing on filtration systems, lubricants, batteries, and internal combustion engine components.

Our unwavering commitment to quality seeks to ensure that our customers experience maximum uptime, enhanced performance, and reduced total cost of ownership throughout the lifecycle of their machines. For more information, visit https://www.inneova.co.

Safe Harbor Statement

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “seeks,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and INNEOVA Holdings Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com

Ivy Lee / Jamie Neo

INNEOVA Holdings Limited

Tel: +65 6383 7540

Email: ir@inneova.co